

Mail Stop 3720

February 1, 2008

<u>Via U.S. Mail</u>

James A. Courter
Vice Chairman and Chief Executive Officer
IDT Corporation
520 Broad Street
Newark, NJ 07102

> **Re: IDT Corporation**
> **Form 10-K for the Year ended July 31, 2007**
> **Filed October 15, 2007**
> **File No. 001-16371**

Dear Mr. Courter:

      We have reviewed your filing and have the following material comments as identified below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Except as indicated in comment one below, you should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

2007 Compensation for Non-Employee Directors, page 8
2007 Director Compensation Table, page 10

1.   Please amend your Form 10-K to include information regarding compensation
        arrangements and 2007 compensation for your Chairman, Howard S. Jonas, in
        your director compensation table and the related narrative disclosure.
        Alternatively, explain to us why you have determined that this disclosure is not
        required. Refer to Regulation S-K Item 402(k) and the instructions thereto. If
        you do not believe that Mr. Jonas's compensation is required to be disclosed
        pursuant to Regulation S-K Item 402(k), please provide enhanced disclosure of
        the nature of Mr. Jonas's compensation arrangement and fiscal 2007
        compensation in your disclosure of related party transactions. Refer to Regulation
        S-K Item 404.

Compensation Discussion and Analysis, page 18
Evaluation of Executive Performance in Fiscal 2007, page 19

2.   We note your disclosure on page 18 that recommendations regarding each
        element of compensation are "based upon the attainment of certain goals and
        objectives as identified by the Compensation Committee." We also note that
        evaluations are based on the financial and non-financial parameters listed on
        pages 19 and 20. If the Compensation Committee considered performance
        targets, thresholds or other factors, for the company or for individual named
        executive officers, please disclose them in future filings. To the extent you
        believe that disclosure of these objectives or targets is not required because it
        would result in competitive harm such that you may omit this information under
        Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response
        letter a detailed explanation of such conclusion. Disclose in future filings how
        difficult it would be for the executive or how likely it would be for you to achieve
        the undisclosed objective or target. General statements regarding the level of
        difficulty or ease associated with achieving the targets are not sufficient. In
        discussing how difficult it will be for an executive or how likely it will be for you
        to achieve the objectives, targets or other factors, provide as much detail as
        necessary without providing information that would result in competitive harm.

3.   In future filings, indicate to what degree the individual and corporate objectives or
        parameters were achieved and explain how such achievement or lack thereof
        affected total compensation and/or specific elements of compensation awarded to
        each named executive officer in your most recent fiscal year. To the extent
        achievement levels are not stated in quantitative terms, explain how the
        Compensation Committee determined the extent to which objectives and
        parameters were achieved or otherwise assessed individual and corporate
        performance and any other factors in order to determine the different levels and

types of compensation awarded to <u>each</u> named executive officer throughout the fiscal year.

<u>Salary and Cash Bonuses, page 21</u>

4.   To the extent applicable in future filings, provide enhanced disclosure of your "event-driven" bonuses. Describe how they fit into your overall compensation philosophies and objectives. For any such bonuses awarded in your most recent fiscal year, explain the specific procedures by which the timing, nature and amounts were determined.

<u>Stock Options and Restricted Stock, page 21</u>

5.   We note the range in amounts of options awarded to your named executive officers during fiscal 2007 from 66,666 to 249,999. In future filings, explain how differing amounts of options were determined for each of your named executive officers.

<u>Impact of Tax Treatment on Compensation Decisions, page 22</u>

6.   In future filings, disclose whether the Compensation Committee authorized compensation not exempt from Section 162(m) during fiscal 2007. If so, disclose such compensation.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Harrington, Staff Attorney, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Michele Anderson
Legal Branch Chief